FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES THE FIRST QUARTER 2026 EARNINGS RELEASE DATE Amsterdam, 16 April 2026. Ferrovial (Ticker: “FER”) will release its operating results for the first quarter of 2026 on Thursday, 7 May 2026, after the U.S. market closes. The Company’s management team will host a conference call to present these results on Friday, 8 May 2026, at 3:00pm CEST (9:00am EDT). The event may be attended via webcast or conference call. Access codes will be made available on the Company’s Investor Relations website (https://www.ferrovial.com/en/ir-shareholders/). For further inquiries, please contact the Investor Relations Department via email at ir@ferrovial.com or by phone at +34 91 586 25 65 (Spain) or +31 20 798 3700 (The Netherlands).